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                       U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 4

                   STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person*

MAY         PEGGY         S
(Last)     (First)     (Middle)

7901 EL CAMINO AVENUE
       Street

LAS VEGAS           NEVADA            89102
(City)               (State)          (Zip)

2.  Issuer Name and Ticker or Trading Symbol

    VESTIN GROUP INC. (VSTN)

3.  IRS Identification Number of Reporting Person, if an Entity (Voluntary)

4.  Statement for Month/Year

    September 2002

5.  If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

[ ]  Director                      [ ]  10% Owner
[X]  Officer (give title below     [ ]  Other (specify below
     President Vesting Mortgage

7.  Individual or Joint/Group Filing (Check applicable line)

[X] Form filed by One Reporting Person
[ ] Form filed by more than One Reporting Person

Table I-Non-Derivative Securities Acquired, Disposed of, Or Beneficially Owned

1.  Title of Security (Instr. 3)

Common Stock

2.  Transaction Date (mm/dd/yy)

    09/24/02

3.  Transaction Code (Instr. 8)

    Code         V
      B

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

                           (A) or
     Amount                (B)               Price

     1000                   A                $8.25

5.  Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

    44,875

6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

    D

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned Directly or indirectly.

*If the form is filed by more than one reporting person, see
Instruction 4(b)(v).

Table II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
       (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 3)

2.  Conversion or Exercise Price of Derivative Security

3.  Transaction Date (Month/Day/Year)

4.  Transaction Code (Instr. 8)

    Code     V


5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

                      (A)               (D)

6.  Date Exercisable and Expiration Date (Month/Day/Year)

       Date                      Expiration
    Exercisable                      Date

7.  Title and amount of Underlying Securities (Instr. 3 and 4)

   Title                  Amount or Number of Shares


8.  Price of Derivative Security (Instr. 5)

9.  Number of Derivative Securities Beneficially Owned at End of Month
   (Instr. 4)

10.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 4)

11.  Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses:

                       *Signature of Reporting Person            Date
                       /s/Peggy S. May                        09/26/02

**  Intentional misstatements of omissions of facts constitute
Federal Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.